White Mountain Titanium Corporation
Suite 1508 – 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

December 23, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:	White Mountain Titanium Corporation
Pre-Effective Amendment to Form S-1 filed December 15, 2009
File No. 333-148644

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), White Mountain Titanium Corporation (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the Pre-Effective Amendment filed on December 15, 2009, together with all exhibits thereto (collectively, the “Pre-Effective Amendment”), to its Registration Statement on Form S-1 (File No. 333-148644) (the “Registration Statement”).

The Registrant requests the withdrawal of the Pre-Effective Amendment because it was filed on form S-1/A as a pre-effective amendment to the Registration Statement and should have been filed on form POS AM as a post-effective amendment to the Registration Statement.  No securities were sold pursuant to the Pre-Effective Amendment.

Please note that the Registrant is filing this application to request withdrawal of the Pre-Effective Amendment only and is not applying for withdrawal of the entire Registration Statement.

If you have any questions in regard to this matter, please contact Ronald N. Vance, the Registrant’s securities counsel, at (801) 446-8802.  Thank you for your attention to this matter.

Sincerely,

/s/ Charles E. Jenkins
Charles E. Jenkins
Chief Financial Officer
White Mountain Titanium Corporation